                                          Filed by QLogic Corporation
                                          pursuant to Rule 425 under the
                                          Securities Act of 1933 and deemed
                                          filed pursuant to Rule 14a-12 of the
                                          Securities Exchange Act of 1934

                                          Subject Company: Ancor Communications,
                                          Incorporated

                                          Commission File No.: 001-12982


                              [QLOGIC CORP. LOGO]



                           THE CONNECTION IS CRITICAL

                             Corporate Presentation

SAFE HARBOR PREFACE


During the course of this presentation, we may make forward looking statements regarding the future events or the future performance of the Company. Actual events or results could differ materially. We refer you to the documents the Company files from time to time with the Securities and Exchange Commission, including the Company's most recent Form S-3, Form 10-K, and Form 10-Q. These documents identify important risk factors that could cause actual events or results to differ materially from those contained in any forward-looking statements.



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

MAKING THE CONNECTION



                                   [GRAPHIC]

          Graphic shows how disk drives, RAID subsystems, tape libraries, and tape drives connect to workstations and high end PCs.

                    -    HBAs for system & storage market

                    -    Silicon for system and storage manufacturers

                    -    Silicon for peripheral manufacturers


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

                                   [GRAPHIC]


                                                         TRANSFORMING FOR GROWTH

1999 Prepared For The Future. Broadening technology base and positioning for Infiniband with integration of Adaptive RAID.

1998 Three Businesses One Company. Expanded focus anticipating market demand for Subsystem and System/Baseboard Management.

1994 Phased Transition. Expanded Product Offerings in anticipation of Storage Market Expansion.

1992      Market Dominance. Storage Controllers for HDD Manufacturers.



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

QLOGIC AND ANCOR

TRANSACTION STRUCTURE



-       Definitive Agreement signed May 7, 2000

-       Pooling-of-interests

-       Exchange ratio is 0.5275 QLogic share for each Ancor share

-       Ancor pro forma ownership approximately 18%

-       Transaction expected to close in Q3 CY2000



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

PROFILE COMPANIES



                        QLOGIC                         ANCOR
                        ------                         -----
Headquarters:           Aliso Viejo, CA                Minneapolis, MN

Employees:              390                            165

Revenues:               $60.1M(1)                      $7.2M(1)

Key Technologies:       SCSI, Fibre Channel            Fibre Channel, InfiniBand
                        InfiniBand

Key Customers:          Fujitsu, Sun, Hitachi, Dell    Sun, MTI, Hitachi,
                        Intel, Net App., IBM           EMC, INRANGE

Technology Partners:    Intel                          Intel, INRANGE

Channel Partners:       Bell Micro                     Bell Micro


                              (1) Qtr. Ended 03/00



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

FIBRE CHANNEL SAN COMPONENTS



                                   [GRAPHIC]


The Graphic shows the following information:

                          Fibre channel SAN Components

                              1999 Share by                2003 Share by SAN
     73%                      SAN Component                Component Factory
     Market                   Factory Revenue              Revenue equals
     CAGR                     equals $506 million          $4,544 million

     HBA                              49%                         38%
     Switches, directors              10%                         30%
     Switches, fabric                 19%                         22%
     Switches, loop                    3%                          4%
     Hubs, managed                    10%                          3%
     Hubs, entry                       3%                        0.4%
     Storage Routers                   6%                          3%

Source: IDC's 4-00 2000 Worldwide Fibre Channel Hub and Switch Forecast and Analysis 1997-2003 and IDC's 3-00 Fibre Channel Host Bus Adapter Forecast and Analysis 1997-2003


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

HUB AND SWITCH MARKET


                  IDC'S HUB AND SWITCH PORT FORECAST 1999-2003



                                   (75% CAGR)


                                                  Ports
                         Year                    Shipped
                                                  (000)

                         1999                        500
                         2000                      1,100
                         2001                      1,900
                         2002                      3,200
                         2003                      5,200


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

HUB AND SWITCH MARKET


             IDC'S HUB AND SWITCH FACTORY REVENUE FORECAST 1999-2003



                                   (85% CAGR)


                                                  Factory
                         Year                     Revenue
                                                    ($M)

                         1999                        200
                         2000                        600
                         2001                      1,100
                         2002                      1,800
                         2003                      2,650


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

FIBRE CHANNEL SAN MARKET



                       QLogic Total Addressable FC Market


                            1999      2000      2001      2002      2003
                            ----      ----      ----      ----      ----

Peripheral Controller         65       154       265       354       428
Chips                         58       161       338       610     1,236
Switches/Directors           167       451       937     1,710     2,630
PCI Raid Controller            -        33        45        81       103
Enclosure Controller           5        10        13        17        19
HBAs                         267       587     1,024     1,533     2,110


Source (Dataquest, IDC and QLogic)



-    Enables cost effective solutions

     -    Storage consolidation

     -    Remote mirroring/backup

     -    LANless/Serverless backup

-    Technology benefits

     -    Flexible, scalable capacity

     -    Built-in reliability features

     -    Superior performance



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

MARKET LEADERSHIP



                                     QLOGIC


-    #1 Fibre Channel HBA

-    SAN End-Node Components

     -    Silicon

     -    HBAs

-    First Single Chip Fibre Channel Solution

-    Broadest Range of Fibre Channel I/O Solutions

     -    Server, W/S, RAID

     -    Disk, Tape

     -    Management Controllers



                                     ANCOR


-    #2 Fibre Channel Switch

-    SAN Fabric Systems

     -    Directors

     -    Switches

-    First Fibre Channel Switch


-    Broadest Range of Fibre Channel Switch Offerings

     -    RASM

     -    Port Density



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

MARKET DRIVERS



-    HBA decision criteria

     - Server OS driver software (NT, W2K, Netware, Linux, Solaris, HP-UX, Monterey)

     -    SAN management software (QLdirect, QLconfig, QLview)

     -    SCSI (storage), IP (management), VI (clustering)

     -    Switch is passive (does not parse Fibre Channel frames)

-    QLogic dominates I/O

     -    Fibre Channel HBA leader in 1999 (IDC)

     - Fibre Channel ASICs for: motherboard, RAID controller, adapter, router, disk drive, tape drive, tape library and tester applications

     -    Fibre Channel and SCSI HBAs for servers and workstations

-    Industry Standards drive Ancor selection

     -    No dependency on server-based software

     - MIBs interface to industry standard management software (e.g. Openview & Tivoli)



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

CUSTOMER BENEFITS



-    Increase SAN functionality with VI

     -    QLogic: Same fabric (HBAs, switches and cabling)

     -    Ancor: Faster than Brocade (lower latency)

-    Best-of-breed

     -    Customers make decisions, not suppliers

     -    Customers invite suppliers to cooperate

-    Supply Chain Management

     -    Long-term relationships

     -    Software value-add

     -    Portfolio vs. point products

     -    ASICs, HBAs, software, RAID and switches



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

MANUFACTURING STRATEGY



-    LEVERAGE FABLESS ADVANTAGES

-    SUBCONTRACT BOARD PRODUCTION

-    SECURITY OF SUPPLY

     -    WAFER LEVEL PROCUREMENT

     -    PURE PLAY FOUNDRY

-    DELIVER WORLD CLASS QUALITY

     -    IN-HOUSE RELIABILITY AND FAILURE ANALYSIS SUPPORT

     -    ISO9001/TICKIT CERTIFIED



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

SELECTED CUSTOMERS



                                   [GRAPHIC]


Sun
intel
IBM
Dell
Fujitsu
Compaq
Sony
Siemens Nixdorf
Exabyte
NCR
Hitachi
NEC
Mylex
Quantum
Network Appliance
Silicon Graphics
Tandberg Data


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

TOTAL SAN SOLUTION



                                   [GRAPHIC]


Graphic shows how QLogic chips and boards are used to connect various peripheral devices to a SAN, with an Ancor switch in the middle of the SAN.


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

                              [QLOGIC CORP. LOGO]



                                   FINANCIALS

Revenue Growth


                  Fiscal                              Revenue
                   Year                        in Millions of Dollars

                   1998                                 81.4
                   1999                                117.2
                   2000                                203.1


             Fiscal               Fiscal                  Revenue
             Quarter               Year            in Millions of Dollars

               Q1                  1998                     18.2
               Q2                  1998                     19.6
               Q3                  1998                     20.9
               Q4                  1998                     22.7

               Q1                  1999                     24.1
               Q2                  1999                     27.7
               Q3                  1999                     30.3
               Q4                  1999                     35.1

               Q1                  2000                     43.2
               Q2                  2000                     47.5
               Q3                  2000                     52.3
               Q4                  2000                     60.1

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

FIBRE CHANNEL

REVENUE HISTORY


                                                       Fibre Channel
                                                          Revenue
             Fiscal               Fiscal                Millions of
             Quarter               Year                   Dollars

               Q3                  1998                    $0.4
               Q4                  1998                     0.8

               Q1                  1999                     2.4
               Q2                  1999                     4.0
               Q3                  1999                     5.5
               Q4                  1999                     7.3

               Q1                  2000                     9.3
               Q2                  2000                    12.2
               Q3                  2000                    16.6
               Q4                  2000                    21.9



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

SCSI

REVENUE HISTORY


                                                            SCSI
             Fiscal               Fiscal                 Revenue in
             Quarter               Year              Millions of Dollars

               Q1                  1998                     18.1
               Q2                  1998                     19.5
               Q3                  1998                     20.5
               Q4                  1998                     21.9

               Q1                  1999                     21.4
               Q2                  1999                     23.7
               Q3                  1999                     24.8
               Q4                  1999                     27.2

               Q1                  2000                     30.3
               Q2                  2000                     32.3
               Q3                  2000                     34.2
               Q4                  2000                     34.9


Fiscal year ends March




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

QUARTERLY DILUTED EPS


                                                      Diluted
                  Fiscal                                EPS
                   Year                             (in Dollars)

                   1998                                 0.21
                   1999                                 0.34*
                   2000                                 0.76*


                                                          Diluted
             Fiscal               Fiscal                    EPS
             Quarter               Year                 (in Dollars)

               Q1                  1998                     0.04
               Q2                  1998                     0.05
               Q3                  1998                     0.05
               Q4                  1998                     0.06

               Q1                  1999                     0.07
               Q2                  1999                     0.07
               Q3                  1999                     0.10*
               Q4                  1999                     0.11

               Q1                  2000                     0.15
               Q2                  2000                     0.17
               Q3                  2000                     0.20
               Q4                  2000                     0.24*

-----------

*Excludes one-time charges for write off of in-process technology.

Fiscal year ends March




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

OPERATING MODEL



                                                         Pro Forma
                                FY 98       FY 99           FY00
                                -----       -----        ---------
Gross Margin                    58.2%       63.6%         68.4%

Engineering & Development       19.2%       20.8%         16.0%

Sales & Marketing               10.7%        9.4%          8.2%

G&A                              5.6%        4.9%          4.0%

Operating Profit                22.7%       28.5%         40.2%

Return on Sales                 16.5%       21.9%         29.0%


Fiscal Year Ends March




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

CASH GROWTH


                                                            Cash
             Fiscal               Fiscal                in Millions
             Quarter               Year                  of Dollars

               Q1                  1998                      23.1
               Q2                  1998                     104.4
               Q3                  1998                     105.7
               Q4                  1998                     112.8

               Q1                  1999                     114.7
               Q2                  1999                     120.5
               Q3                  1999                     122.0
               Q4                  1999                     130.6

               Q1                  2000                     145.0
               Q2                  2000                     156.1
               Q3                  2000                     169.4
               Q4                  2000                     162.5



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

CASH NEEDS



                                   [GRAPHIC]


                              Working Capital Needs
                              Technology Acquisitions
                              Supply Arrangements
                              $162.5 million



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

                              [QLOGIC CORP. LOGO]



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